P.E 3-1-02

1-10422

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X__ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	March 19, 2002
2. Immediate Report filed with the Tel-Aviv Stock Exchange	March 19, 2002

Item 1

3

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

19 March 2002

Securities Authority
3 Kanfei Nesharim Str.
Jerusalem

Tel-Aviv Stock Exchange
54 Eha'ad Ha'am Str.
Tel-Aviv

Registrar of Companies
POB 767
Jerusalem

Dear Sir/Madam,

Re: **Immediate Report**

Kindly note that the Company's Board of Directors has resolved to convene an Annual General Meeting of the Company's shareholders which will be held on Monday, April 22, 2002 at 10:30 hrs. in the offices of EIL, Southern Industrial Zone, Acre

On the Agenda:

1. Discussion on the Financial Statements and the Directors Report for the year 2001.
2. Nomination of serving Directors of the company John J. Farber, Maya Farber, John L. Oram, Avi Drexler, Amir Endvelt to serve until the next Annual General Meeting. (Messrs: Shmuel Rotem and Yonah Yahav continue to serve as public directors).
3. Appointment of CPA Office – Kost Forer & Gabbay, as the Company's Auditors for the year 2002, and authorizing the Board of Directors to determine their fees.

The Financial Statements for the year 2001, were published and are available for perusal in the company's offices, in Acre - southern industrial zone, Sunday – Thursday, during regular business hours.

The approval of the above resolutions requires, according to the company's articles of association, ordinary majority of the votes, participating in the meeting.

The shareholders who are entitled to participate and vote on the above General Meeting, will be the shareholders whose shares are registered on the AMEX and shareholders whose shares are registered at the Tel-Aviv Stock exchange at the end of the business day of April 15, 2002.

If within half hour from the above determined time of meeting, no quorum shall be present, the meeting shall stand adjourned for one week, to the same time and place. At such adjourned meeting any number present shall be valid quorum.

Sincerely yours,

Yair Kohavi, Adv.
Corporate Secretary

H:\word\2002\-22-4-2002ת"כללי-דירקטורים\2002 כללית הודעה.doc

e-mail:kohavi@eil.co.il POB 2357,Acco 24122, Israel Tel:04-9851497 Fax: 04-9815797

Item 2

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

19 March 2002

Messrs.
Securities Authority
22 Kanfei Nesharim Street
Jerusalem 95464

Messrs.
Tel Aviv Stock Exchange
54 Echad Ha'am Street
Tel Aviv

Messers.
Registrar of Companies
97 Jaffa Street
Jerusalem

Re: Immediate report

In light of low trading level of the Company's share in the AMEX, and high costs involved in the handling of trade of the share in this market, the Company has filed, today, a request with the AMEX to delist its share from trading.

At this stage, the Company will continue to submit its immediate and periodical reports to the American Securities Authorities (SEC), until complying with the terms, upon which, the Company will cease submitting these reports.

The Company anticipates that delisting of the share from the above trading will reduce costs and administration sources attributed to this issue.

Sincerely yours,

Yair Kohavi, Adv.
Corporate Secretary

(*)-Translation from Hebrew

\\NT-SERVER\DAFNA\word\2001\מסמכים חברה-דיווחים מיידיים.doc

e-mail:kohavi@eil.co.il POB 2357,Acco 24122, Israel Tel:04-9851497 Fax: 04-9815797

Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: 3/19/02

By: ....

Yair Kohavi, Adv.

Corporate Secretary